FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC FOURTH QUARTER 2015 INTERIM DIVIDEND

The Board of Royal Dutch Shell plc (“RDS”) today announced an interim dividend in respect of the fourth quarter of 2015 of US$0.47 per A ordinary share (“A Share”) and B ordinary share (“B Share”), equal to the US dollar dividend for the same quarter last year.

The Board expects that the first quarter 2016 interim dividend will be US$0.47, equal to the US dollar dividend for the same quarter in the previous year. The first quarter 2016 interim dividend is scheduled to be announced on May 4, 2016.

RDS provides eligible shareholders with a choice to receive dividends in cash or in shares via a Scrip Dividend Programme (“the Programme”). For further details please see below.

Details relating to the fourth quarter 2015 interim dividend

It is expected that cash dividends on the B Shares will be paid via the Dividend Access Mechanism from UK-sourced income of the Shell Group.

Per ordinary share	Q4 2015
RDS A Shares (US$)	0.47
RDS B Shares (US$)	0.47

Cash dividends on A Shares will be paid, by default, in euro, although holders of A Shares will be able to elect to receive dividends in pounds sterling.

Cash dividends on B Shares will be paid, by default, in pounds sterling, although holders of B Shares will be able to elect to receive dividends in euro.

The pounds sterling and euro equivalent dividend payments will be announced on March 11, 2016.

Per ADS	Q4 2015
RDS A ADSs (US$)	0.94
RDS B ADSs (US$)	0.94

Cash dividends on American Depository Shares (“ADSs”) will be paid, by default, in US dollars.

ADS stands for an American Depositary Share. ADR stands for an American Depositary Receipt. An ADR is a certificate that evidences ADSs. ADSs are listed on the NYSE under the symbols RDS.A and RDS.B. Each ADS represents two ordinary shares, two A Shares in the case of RDS.A or two B Shares in the case of RDS.B. In many cases the terms ADR and ADS are used interchangeably.

Scrip Dividend Programme

RDS provides shareholders with a choice to receive dividends in cash or in shares via the Programme.

Under the Programme shareholders can increase their shareholding in RDS by choosing to receive new shares instead of cash dividends, if approved by the Board. Only new A Shares will be issued under the Programme, including to shareholders who currently hold B Shares.

Joining the Programme may offer a tax advantage in some countries compared with receiving cash dividends. In particular, dividends paid out as shares will not be subject to Dutch dividend withholding tax (currently 15 per cent) and will not generally be taxed on receipt by a UK shareholder or a Dutch shareholder.

Shareholders who elect to join the Programme will increase the number of shares held in RDS without having to buy existing shares in the market, thereby avoiding associated dealing costs.

Shareholders who do not join the Programme will continue to receive in cash any dividends approved by the Board.

Shareholders who held only B Shares and joined the Programme are reminded they will need to make a Scrip Dividend Election in respect of their new A Shares if they wish to join the Programme in respect of such new shares. However, this is only necessary if the shareholder has not previously made a Scrip Dividend Election in respect of any new A Shares issued.

For further information on the Programme, including how to join if you are eligible, please refer to the appropriate publication available on www.shell.com/scrip.

Dividend timetable for the fourth quarter 2015 interim dividend

Announcement date	February 4,	2016

Ex-dividend date RDS A and RDS B ADS	February 17,	2016

Ex-dividend date RDS A and RDS B shares	February 18,	2016

Record date	February 19,	2016

Scrip reference share price announcement date	February 25,	2016

Closing of scrip election and currency election (See Note)	March 4,	2016

Pounds sterling and euro equivalents announcement date	March 11,	2016

Payment date	March 29,	2016

Note

A different scrip election date may apply to registered and non-registered ADS holders.

Registered ADS holders can contact The Bank of New York Mellon for the election deadline that applies. Non-registered ADS holders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

Both a different scrip and currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Such shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

Taxation cash dividends

Cash dividends on A Shares will be subject to the deduction of Netherlands dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances. Provided certain conditions are met, shareholders in receipt of A Share cash dividends may also be entitled to a non-payable dividend tax credit in the United Kingdom.

Shareholders resident in the United Kingdom, receiving cash dividends on B Shares through the Dividend Access Mechanism, are entitled to a tax credit. This tax credit is not repayable. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.

The amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the fourth quarter 2015 interim dividend of US$0.47 is US$0.05 per ordinary share and the dividend and tax credit together amount to US$0.52. The pounds sterling and euro equivalents will be announced on March 11, 2016.

Royal Dutch Shell plc

The Hague, February 4, 2016

Contacts:

- Investor Relations: Europe + 31 (0) 70 377 4540; North America +1 832 337 2034

- Media: International +44 (0) 207 934 5550; Americas +1 713 241 4544

CAUTIONARY NOTE:

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this release “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this release refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. In this release, joint ventures and associates may also be referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2014 (available at www.shell.com/investor and www.sec.gov ). These risk factors also expressly qualify all forward looking statements contained in this release and should be considered by the reader. Each forward-looking statement speaks only as of the date of this release, February 4, 2016. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release.

We may have used certain terms, such as resources, in this release that United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	MCM Brandjes
Name:	MCM Brandjes
Title:	Company Secretary

Date: February 4, 2016